SECURITIES AND EXCHANGE COMMISSION
                          Washington D.C.  20549

                            Amendment No. 1 to
                              Schedule 13E-4
                      ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                        VICORP Restaurants, Inc.
                          (Name of the Issuer)

                        VICORP Restaurants, Inc.
                    (Name of Person Filing Statement)

                      Common Stock, $.05 par value
                     (Title of Class of Securities)

                               925817108
                  (CUSIP Number of Class of Securities)

                      STANLEY ERECKSON, JR., ESQ.
                SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                        VICORP RESTAURANTS, INC.
                          400 WEST 48TH AVENUE
                         DENVER, COLORADO 80216
                             (303) 296-2121
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                              COPIES TO:

                        REID A. GODBOLT, ESQ.
                       NATHAN D. SIMMONS, ESQ.
                        JONES & KELLER, P.C.
                         WORLD TRADE CENTER
                      1625 BROADWAY, 16TH FLOOR
                        DENVER, COLORADO 80202
                            (303) 573-1600

                           November 23, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                       CALCULATION OF FILING FEE:

            Transaction valuation              Amount of filing fee
            $38,000,000 (1)                    $7,600 (2)

(1) For the purpose of calculating the filing fee only, this amount is based on the purchase 2,000,000 shares of common stock at the offer price of $19.00 per share.
(2) The amount of the filing fee equals 1/50th of 1% of the value of the securities proposed to be acquired.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $7,600
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A


ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS.

     (a)(6)-1 Press Release issued by the Company in respect of the offer described in the Schedule 13E-4. All other information is the Schedule 13E-4, including exhibits, is not amended.

                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

                             VICORP Restaurants, Inc.



                             By:/s/ Charles R. Frederickson
                                _________________________________________
                                Charles R. Frederickson, Chairman of the Board and Chief Executive Officer

Date:  December 7, 1999



                            EXHIBIT  (a)(6)-1

For information at VICORP, contact:
     Investor Relations
     (303) 296-2121
     (303) 672-2668 (fax)


For Immediate Release
---------------------

                       VICORP RESTAURANTS REPORTS
                1999 FOURTH QUARTER AND FISCAL YEAR RESULTS


     Denver, Colo., December 6, 1999 - VICORP Restaurants, Inc. (NASDAQ:VRES) today reported net income of $8,823,000, or $.99 per diluted share, for the fourth quarter ended October 31, 1999. The Company indicated that this figure includes a non-recurring reduction in income tax expense of $5.4 million, or $.61 per diluted share, to adjust the valuation allowance previously provided against its deferred tax assets. Excluding this one-time tax credit, net income would have been $3,426,000, or $.38 per diluted share. This compares to net income of $2,143,000, or $.23 per diluted share, for the fourth quarter of fiscal 1998. The fourth quarter of fiscal 1999 included 112 business days while the fourth quarter of fiscal 1998 included 93 business days. On a per diem basis, fiscal 1999 fourth quarter net income, excluding the non-recurring reduction in income tax expense, increased 33% over the comparable 1998 period.

     On a per diem basis, sales at company-operated restaurants increased 3.6% versus the fourth quarter of 1998. This sales increase resulted from a combination of new Village Inn restaurant openings, and increases in same-store sales. For the quarter, same-store sales increased 3.0% and 0.1% at Bakers Square and Village Inn, respectively.

     For the 1999 fiscal year ended October 31, 1999, excluding the non-recurring reduction in income tax expense recorded in the fourth quarter, net income rose to $11,930,000, or $1.33 per diluted share. This represents an increase of 31% and 36%, respectively, over net income of $9,120,000, and earnings per diluted share of $.98 for the 1998 fiscal year.

     Sales for company-operated restaurants on a per diem basis grew 4.4% for fiscal 1999 to $355.8 million. Sales growth resulted from a combination of new Village Inn restaurant openings, and increased same-store sales. For the year, Bakers Square's same-store sales increased 4.6% while Village Inn same-store sales increased 0.9%.

     The Company said that earnings before interest, taxes, depreciation and amortization for the full year totaled $39.2 million. This cash flow allowed the Company to internally fund $33 million of capital expenditures and repurchase 232,925 shares, or 2.6% of its common stock.

     The Company said it opened seven new and closed four company-operated Village Inn restaurants, and opened eight new and closed one franchised Village Inn restaurant during the 1999 fiscal year. The Company anticipates adding eight to ten new company-operated Village Inn restaurants, eleven new franchised Village Inn restaurants, and one to two new Bakers Square company-operated restaurants during the 2000 fiscal year.

     On November 23, 1999, the Company initiated a tender offer for up to 2,000,000 shares, or 22% of its outstanding common stock, for $19.00 in cash per share. The details concerning the terms and conditions of the tender offer are set forth in an Offer to Purchase and related materials which are being forwarded to shareholders of record. Shareholders in whose names their common stock is registered may tender their shares directly according to the instructions in the Offer to Purchase and accompanying materials. Share-holders who hold their common stock through a securities firm, trust company or other nominee, should receive the above materials from the nominee. These shareholders may then instruct the nominee, which is the registered holder on the books of VICORP, to tender their common shares on their behalf.

     Interested persons may obtain documentation and information regarding the exchange offer from VICORP's information agent for the offer, D.F. King & Co., Inc., telephone (800) 758-5880.

     VICORP operates and franchises approximately 368 mid-scale family-type restaurants, principally under the names Bakers Square and Village Inn, with concentrations in the Rocky Mountain region, upper Midwest, California, Arizona and Florida.




---------------------------------
Except for the historical information contained herein, the matters discussed in this release are forward looking statements that involve risks and uncertainties. Such factors that could influence future performance include, but are not limited to, the effect of economic conditions, government initiatives, food commodity prices and availability, competition, labor availability, the weather, and other risks detailed in the Company's Securities and Exchange Commission filings.



                                                   VICORP RESTAURANTS, INC.
                                             Condensed Statements of Operations

                                 Fourth quarter ended                        Fiscal years ended
                         -------------------------------------     -------------------------------------
                         October 31, 1999     November 1, 1998     October 31, 1999     November 1, 1998
                            (112 days)            (93 days)           (364 days)           (366 days)
                         ----------------     ----------------     ----------------     ----------------
Revenues                   $ 109,390,000        $  87,671,000        $ 359,046,000        $ 346,173,000

Net income                     8,823,000            2,143,000           17,327,000            9,120,000

Basic and diluted
  earnings per share               $0.99                $0.23                $1.93                $0.98


Weighted average common
  shares and dilutive common
  share equivalents             8,884,000           9,295,000            8,958,000            9,262,000
